UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

MISONIX, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
604871103
(CUSIP Number)
Mr. Gary Gelman
American Claims Evaluation, Inc.
One Jericho Plaza
Jericho, New York 11753
Telephone: (516) 938-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	604871103

1	NAMES OF REPORTING PERSONS Gary Gelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		348,672

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		348,672

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	348,672

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	604871103
     Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 1994, as amended by Amendment No. 1 filed with the SEC on December 8, 1994, by Amendment No. 2 filed with the SEC on December 22, 1994, by Amendment No. 3 filed with the SEC on April 6, 1995, by Amendment No. 4 filed with the SEC on June 26, 1995, by Amendment No. 5 filed with the SEC on March 27, 1996, by Amendment No. 6 filed with the SEC on February 18, 1997, by Amendment No. 7 filed with the SEC on August 27, 1997, by Amendment No. 8 filed with the SEC on September 12, 1997, by Amendment No. 9 filed with the SEC on February 19, 1998, by Amendment No. 10 filed with the SEC on September 23, 1998, by Amendment No. 11 filed with the SEC on March 20, 2000, by Amendment No. 12 filed with the SEC on November 8, 2000, by Amendment No. 13 filed with the SEC on December 13, 2000, by Amendment No. 14 filed with the SEC on November 7, 2002, by Amendment No. 15 filed with the SEC on November 30, 2004, by Amendment No. 16 filed with the SEC on January 25, 2005, and further amended by Amendment No. 17 filed with the SEC on August 12, 2005 (the “Schedule”).
     This Schedule relates to the common stock, par value $.01 per share (the “Common Stock”), of MISONIX, INC., a New York corporation (the “Company”).
“Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(a) Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Act) 348,672 shares of Common Stock, or 4.9% of the outstanding shares of Common Stock, as of March 10, 2010 according to the Company’s public filings.”
Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(b) Mr. Gelman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 348,672 shares of Common Stock referred to in Item 5(a) above.”
Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(c) Between August 12, 2005 and January 13, 2010, Mr. Gelman sold an aggregate of 175,978 shares of Common Stock in open market transactions at various prices. Other than as described below, there were no transactions in the Company’s Common Stock effected by Mr. Gelman during the past sixty days. All of the transactions set forth below were effected by the sale by Mr. Gelman of such shares of Common Stock in open market transactions.”

CUSIP No.	604871103

Trade Date	No. of Shares	Price Per Share

January 13, 2010	1,300	$2.56
January 13, 2010	3,700	$2.62
January 25, 2010	5,000	$2.69
February 22, 2010	96	$2.23
February 22, 2010	4,904	$2.36
March 10, 2010	100	$2.24
March 10, 2010	200	$2.22
March 10, 2010	2,000	$2.18
March 10, 2010	300	$2.16
March 10, 2010	600	$2.32
March 10, 2010	600	$2.13
March 10, 2010	1,000	$2.14
March 10, 2010	1,200	$2.15
March 10, 2010	3,200	$2.12
March 10, 2010	800	$2.23	”
The Schedule is hereby amended by adding the following text as Item 5(e) thereof:
“(e) On March 10, 2010, Mr. Gelman ceased to be the beneficial owner of more than five percent of the Common Stock.”

CUSIP No.	604871103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 19, 2010

/s/ Gary Gelman
Gary Gelman

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